BIO-key International, Inc.

101 Crawfords Corner Road, Suite 4116

Holmdel, NJ 07733

November 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	BIO-key International, Inc. - Registration Statement on Form S-1 Commission File No. 333-291728

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BIO-key International, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-291728), so that it may become effective at 4:00 pm EST on December 1, 2025, or as soon thereafter as practicable.

Thank you for your prompt attention to this request. Should you have any questions, please contact Vincent A. Vietti of Fox Rothschild LLP, counsel to the Registrant, at (609) 896-4571.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael DePasquale

Michael DePasquale

Chief Executive Officer